Q77(h) (Change in Control)
Virtus Low Duration Income Fund (Series 18):

Mac & Co., on behalf of its customers, ceased having control on May 10, 2012 through a total redemption of its shares.
At the end of the period, Mac & Co. did not own any shares of this fund.